Filed VIA EDGAR

Securities and Exchange Commission Washington, D.C. 20549

Division of Corporate Finance

Att: Ramin Olson or Lilyanna Peyser, Staff Attorneys

September 23,2011

Dear Mr. Olson or Ms. Peyser:

Re: Lion Lam Diamond Inc.,

Amendment No.7 to Registration Statement on Form S-1

Filed July 28, 2011 File No: 333-172112

Please note that a copy of the S-1 Amendment No.7 with appropriate responses marked with yellow highlighter has been e-mail to you for faster review.

In response to the Commissioner's letter dated August 26, 2011, we provide the following brief responses:

1. Response: revised versions below:

" During our first year of operations following the effectiveness of our Registration, we will incur expenses of approximately $4,600 for professional fees." Page 9.

 "We may not be able to obtain such coverage in the future, and we may not be able to adequately cover all potential claims." Page 11

"The accompanying audited financial statements and related notes have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for the financial information, and with the rules and regulations of the United States Securities and Exchange Commission (“SEC”). " Page F-6

" Since the OTC Bulletin Board is not an automated quotation system, the alternative average weekly trading volume during the four calendar weeks prior to the sale is not available to our shareholders.." Page 18.

"Distributors could purchase small quantities of our products with advanced payments." Page 22.

 "The loan is evidence by a promissory note and is due on demand at 4% interest rate per annum." Page 30.

"In general, directors and officers are indemnified with respect to actions taken in good faith in a manner reasonably believed to be in, or not opposed to, the best interests of the company, and with respect to any criminal action or proceeding, actions that the indemnitee had no reasonable cause to believe were unlawful." Page 33.

2. Response: See revised version below:

"David Lam, our CEO/CFO is responsible for administrative duties and operational function of the company. Mr. Lam maintains contact with diamond suppliers, cutters and jewelry designers. In addition, we have two part-time salespersons who sell polished diamonds for the company." Page 25.

3.Response: revised. Page 4.

4. Response: See Revised version below:

" We are wholesaler and retailer of E.G. L. certified diamonds and fine jewelry. We acquire polished diamonds from diamond cutters and manufacturers. We offer our premium brand diamond, Lion Lam " Heart & Arrow" cut diamonds to our authorized distributors. As of June 30, 2011, we have one authorized distributor."

5. Response: See revised version below:

"We are a developmental stage company, and we were incorporated in the State of Texas on July 14, 2010. As of June 30, 2011, we have generated $50,440 in revenues and incurred a net loss of $15,923."

 6. Response: See revised version:

"We are in developmental stage company, and we were incorporated in the State of Texas on July 14, 2010. As of June 30, 2011, we have generated $50,440 in revenues and incurred a net loss of $15,923."

 7. Response: revised. Page 7.

8.Response: See revised version below:

"Most of the our jewelry offerings are made with diamonds, gemstones and/or precious metals. We may not be able to maintain a comprehensive selection of diamonds due to the broad assortment of sizes, colors, clarity grades and cuts.  If trade relationship between us and our significant vendors were disrupted, our sales could be adversely affected in the short-term until alternative supply arrangements could be established."

9. Response: See revised version below:

"There is no public market for our securities and there can be no assurance that an active trading market for the securities offered herein will develop after this offering by the selling stockholders, or, if developed, be sustained." Page 12.

10. Response: See revised version below:

"Lion Lam Diamond, Inc. is offering for sale to the public up to 5,000,000 shares of its common stock, the net proceeds of which will be retained by us. The table below lists intended uses of the proceeds indicating the amount to be used for each purpose.." Page 13.

11. Response: See revised version below:

"Conversion and Redemption: The shares of the Company’s Common Stock have no conversion rights and are not subject to redemption. " Page 17.

12. Response: See revised version below:

" The Hearts and Arrows effect is achieved by cutting, aligning, and positioning, all of a diamond's 58 facets to perfection and can be viewed through a special Hearts and Arrows Viewer." Page 20.

13. Response: We have removed duplicate disclosure per your instruction. Page 20.

14. Response: See revised version below:

" we believe more brides will be searching for fine gold and diamond tiaras to wear in their weddings. We believe that there are a few, if any, national jewelers that offer high-end 24K gold crowns or tiaras decorated with real diamonds." Page 23.

"We believe that many Japanese will shop for internally flawless diamonds." Page 23.

"We believe that because their currency is still unstable, they appreciate gold and diamonds more than other nationals in Asia. In a time of financial turmoil, gold and diamonds could be quickly converted to other commodities or services." Page 23

15. Response: See revised version below:

"We do not owned any real estate in the United States. Our Principle office is located at 14520 Memorial Dr., suite M206, Houston, Texas 77079. Our Telephone number is : 713-828-8305 " Page 25.

 16. Response: See revised version below:

"We have three vendors that could provide us with 3-D jewelry designs in addition to AJC Designing Inc., and with which we have verbal agreements. Pursuant to the verbal agreements with these vendors, we are not obligated to place an order with these vendors, and these vendors are not obligated to accept any orders we place." Page 26.

"We have three skilled artisans and goldsmiths that could provide services to us and with which we have verbal agreements with these skilled artisans and goldsmith, we are not obligated to place orders with these artisans and goldsmiths, and these artisans are not obligated to accept any orders we place. " Page 26

17. Response: We have removed the following conflicting statement:

"require to purchase additional ideal cut diamonds to create the crown." Page 26.

18. Response: See revised version below:

"We have generated $50,440 in sales of polished diamonds and our total assets were $29,801." Page 27.

19. Response: See revised version below:

" ...we intend to try to identify a market maker to file an application with the Financial Industry Regulatory Authority (“FINRA”) to have our common stock quoted on the OTC Bulletin Board.  We will have to satisfy certain criteria in order for our application to be accepted" Page 28.

20. Response: revised. Page 29.

21. Response: See revised version below:

" One July 14, 2010, The Company has entered an Employment Agreement with our Officer, David Lam. The term of the Employment Agreement lasted for 36 months, and it will be expired on July 14, 2013, . The board of directors of the Corporation may extend the Agreement term for an additional year, unless Mr. Lam elects not to extend the term of this Agreement by giving written notice at least thirty (30) days prior to the anniversary date." Page 30.

22. Response: We have updated all financial statements for the interim period ending within 135 days of the effective date of the registration statement pursuant to Rule 8-08 of Regulation S-X.

23. Response: revised.

24. Response: revised. Page F-1.

25. Response: revised Page F-2

26. Response: revised. Page F-2

27. Response: revised per your request. Page F-4

28.Response: revised per your request. Page F-4.

29. Repose: revised per your request. Page F-4.

30. Response: revised per your request. Page F-4.

31. Response: revised. Page F-4.

32. Response: revised. Page F-5. We have corrected a typographical error for the Statement of Stockholder's equity from July 14, 2010 ( inception) to December 31, 2010.

Thank you for your diligent review of our responses. If any further questions or comments should arise we request that the Staff attorneys contact Iris Ayeni, Esq., Tel: 832-463-0518 or Fax: 832-504-9574 or the undersigned. David Lam Tel: 713-828-8305

/s/ David Lam

Lion Lam Diamond Inc.,

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